# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Singular Genomics Systems, Inc., CIK 0001850906
CUSIP: 82933R308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 345 Park Avenue South, 12 Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 02/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-24-001536
Filed by CIK 0001352546
Persons authorized to receive notices and communications: David Clark, Deerfield Management Company, L.P., 345 Park Avenue South, 12 Floor, New York, New York (NY), 10010, 212-551-1600; Elliot Press, Deerfield Management Company, L.P., 345 Park Avenue South, 12 Floor, New York, New York (NY), 10010, 212-551-1600; Jonathan D. Weiner, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800; Mark D. Wood, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800

## Reporting persons
- Deerfield Mgmt IV, L.P. (CIK 0001713467): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
  Comment: Comprised of shares of common stock held by Singular Genomics Parent, LLC.
- Deerfield Private Design Fund IV, L.P. (CIK 0001680307): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
  Comment: Comprised of shares of common stock held by Singular Genomics Parent, LLC.
- Deerfield Management Company, L.P. (CIK 0001009258): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
  Comment: Comprised of shares of common stock held by Singular Genomics Parent, LLC.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (100% of the class)
  Comment: Comprised of shares of common stock held by Singular Genomics Parent, LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Singular Genomics Systems, Inc.
Address of issuer's principal executive offices: 345 Park Avenue South, 12 Floor, New York, New York (NY), 10010
Comment: This Amendment No. 3 (this "Amendment") to Schedule 13D amends the Schedule 13D, as amended by Amendment Nos. 1 and 2 thereto (as amended, the "Schedule 13D"), filed by (i) Deerfield Mgmt IV, L.P. ("Deerfield Mgmt IV"), (ii) Deerfield Private Design Fund IV, L.P. ("Deerfield Private Design Fund IV"), (iii) Deerfield Management Company, L.P. ("Deerfield Management"), and (iv) James E. Flynn, a natural person ("Flynn" and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management and Flynn, the "Reporting Persons"), with respect to the common stock, par value $0.0001 per share, of Singular Genomics Systems, Inc. Capitalized terms used and not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of Amendment No. 3 to the Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

Completion of the Merger

As previously disclosed, on December 22, 2024, Singular Genomics Parent, LLC ("Parent"), which was then a direct wholly-owned subsidiary of Deerfield Private Design Fund IV, and Saturn Merger Sub, Inc., a direct wholly-owned subsidiary of Parent ("Merger Sub"), entered into the Merger Agreement with the Company.

On February 19, 2025, the Company held a special meeting of stockholders (the "Special Meeting"). At the Special Meeting, the holders of the Common Stock voted to adopt the Merger Agreement and to approve the transactions contemplated thereby, including the Merger (as defined below).

On February 21, 2025, pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the "Merger"). The Company was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Parent. Deerfield Private Design Fund IV is entitled to appoint managers representing a majority of the voting power of the board of managers of Parent.

At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding as of immediately prior to the Effective Time (other than the Excluded Shares, including shares of Common Stock that were contributed to Parent by the Rollover Stockholders (as defined below)) was cancelled and automatically converted into the right to receive $20.00 in cash, without interest, net of any applicable withholding taxes (the "Merger Consideration"). The shares of Common Stock held by Parent (including shares of Common Stock underlying Series A Preferred Stock) immediately prior to the Effective Time were cancelled as a result of the Merger (without payment of any Merger Consideration), and each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time (all of which shares were held by Parent) was converted into and exchanged for one share of Common Stock.

Vested Stock Options were cancelled at the Effective Time and converted into the right to receive an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Vested Stock Option by (ii) the number of Company Shares subject to such Vested Stock Option (less all applicable deductions and withholdings). Company stock options that were not Vested Stock Options were cancelled and forfeited without consideration or payment.

Unvested RSUs and Vested RSUs that were held by Designated Continuing Employees (each, a "Designated Continuing Employee RSU") were cancelled at the Effective Time and converted into restricted stock units (each, an "Assumed RSU") and settled in Class B Units of Parent ("Parent Class B Units"), on the same terms and conditions (except with respect to the employment terms applicable to the holders of Designated Continuing Employee RSUs with the Surviving Corporation), including applicable vesting requirements, as applied to each such Designated Continuing Employe RSU immediately prior to the Effective Time, except that the number of Parent Class B Units underlying each such Assumed RSU equals 20.

Vested RSUs held by persons who are not Designated Continuing Employees (each, an "Other Vested RSU") were cancelled at the Effective Time and converted into the right to receive an amount in cash (without interest) equal to (i) the Merger Consideration multiplied by (ii) the number of shares of Common Stock subject to such other Vested RSU (less all applicable deductions and withholdings). Unvested RSUs that were held by persons who were not Designated Continuing Employees were cancelled and forfeited without consideration or payment.

In accordance with the terms of the Merger Agreement, at the Effective Time, each of the directors of the Company resigned and, immediately following the Effective Time, the Company's board of directors was re-constituted to consist of the following directors: Andrew ElBardissi, Avi Kometz, Bryan Sendrowski, Joshua Stahl, Jason Meyers and Andrew Spaventa. Further, immediately following the Effective Time, Joshua Stahl was appointed as the Company's Chief Executive Officer and Jason Myers was appointed as the Company's President.

Delisting

As a result of the Merger, the Common Stock is no longer listed or traded on Nasdaq or on any other stock exchange or stock market. The Company intends to file with the SEC a Form 15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requesting the deregistration of the Common Stock and the suspension of the Company's reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Rollover Agreements

On the closing date of the Merger and immediately prior to the Effective Time, certain stockholders of the Company, including Deerfield Private Design Fund IV (collectively, the "Rollover Stockholders"), separately entered into Rollover Agreements, each dated February 21, 2025, with Parent, pursuant to which each such stockholder contributed, assigned, and transferred to Parent certain Company Shares (including all of the Company Shares previously held by Deerfield Private Design Fund IV). In exchange for such contribution, each Rollover Stockholder (other than Deerfield Private Design Fund IV) received Class B Units in Parent.

Debt Financing

As previously disclosed, in connection with the execution of the Merger Agreement, Deerfield Private Design Fund IV committed to providing debt financing to Parent, subject to customary terms and conditions, to finance the aggregate cash consideration payable in connection with the Merger and certain related fees and expenses. In connection with the closing of the Merger, Deerfield Private Design Fund IV entered into a Credit Agreement (the "Credit Agreement") with Parent and Merger Sub (in such capacities, the "Borrowers"), pursuant to which Deerfield Private Design Fund IV committed to provide a term loan to the Borrowers in an aggregate amount of up to $37.5 million. Proceeds from such loan in the amount of approximately $37 million were deposited with the paying agent under the Merger Agreement for further payment to the Company's stockholders pursuant to the Merger Agreement. By virtue of the Merger, the Company (as the surviving corporation in the Merger) became a borrower under the Credit Agreement. The loan is prepayable at any time. Deerfield Private Design Fund IV utilized its working capital to provide the loans made pursuant to the Credit Agreement.

The Reporting Persons may, at any time and from time to time, formulate purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Further, as the beneficial owners of 100% of the outstanding Common Stock, the Reporting Persons have the ability to cause the Company to effectuate any such actions or transactions, to the extent available to the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(1) Deerfield Mgmt IV

Number of shares: 1,000 (comprised of shares held by Parent)
Percentage of shares: 100%

(2) Deerfield Management

Number of shares: 1,000 (comprised of shares, held by Parent)
Percentage of shares: 100%

(3) Deerfield Private Design Fund IV

Number of shares: 1,000 (comprised of shares held by Parent)
Percentage of shares: 100%

(4) Flynn

Number of shares: 1,000 (comprised of shares held by Parent)
Percentage of shares: 100%
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000

(2) Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000

(3) Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000

(4) Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000

Flynn is the sole member of the general partner of each of Deerfield Mgmt IV and Deerfield Management. Deerfield Mgmt IV is the general partner, and Deerfield Management is the investment manager, of Deerfield Private Design Fund IV. Deerfield Private Design Fund IV is entitled to appoint managers representing a majority of the voting power of the board of managers of Parent.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Company's securities during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As a result of the Merger, the Company is a wholly-owned subsidiary of Parent. As of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D, except that a portion of any dividends from, or the proceeds from the sale of, Company Shares held by Parent will be payable to Rollover Stockholders other than Deerfield Private Design Fund IV. As of the date of this Schedule 13D, no Rollover Stockholder (other than Deerfield Private Design Fund IV) is entitled to receive more than 5% of any such dividends or proceeds.

## Signatures
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (02/25/2025)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (02/25/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (02/25/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (02/25/2025)